Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

December 28, 2023

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Jeff Gordon

Re:	Howloo, Inc. Offering Statement on Form 1-A File No. 024-12359

Dear Mr. Gordon:

This letter is submitted on behalf of our client, Howloo, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed November 17, 2023.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated December 15, 2023; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Offering Statement on Form 1-A filed November 17, 2023

Cover Page

1.	Comment: Please disclose the percentage of voting power that your chief executive officer will hold after this offering, including the irrevocable voting proxies.

Response: We have revised our disclosure in accordance with the Staff’s comments.

2.	Comment: Please amend the disclosure in your offering circular and in Part I of Item 4 of your Form 1-A to disclose the aggregate offering price of your offering. In this regard, while you disclose the total maximum price to investors with the processing fee, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares paid as commissions to StartEngine Primary, the value of the shares being offered to investors and the value of the bonus shares, if you intend to use Regulation A for the issuance of such shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering circular.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Financial Statements, page 1

3.	Comment: Please revise to present earnings per share data and any related disclosures required by ASC 260-10-45 and 260-10-50 on the face of the financial statements. Also, please include the applicable disclosures required by ASC 505-10-50-2 and 50-3 in regards to your equity.

Response: The financial statements have been revised in accordance with the Staff’s comments.

The subscription agreement has a forum selection provision..., page 7

4.	Comment: We note your disclosure that "[w]e believe that the exclusive forum provision applies to claims arising under the Securities Act," however, we also note Section 7 of the subscription agreement states "[n]othing in this paragraph shall be construed to be applicable to any action arising under the Federal Securities laws." Please revise or clarify.

Response: We have updated the Subscription Agreement to remove the above referenced language from Section 7.

Bonus Shares for StartEngine OWNers, page 11

5.	Comment: We note your disclosure that investors "who are members of the StartEngine OWNers Bonus program, who invest in this offering are entitled to 10% Bonus Shares of our Preferred Stock." Please clarify whether these investors will be entitled to bonus shares of your preferred stock or common stock.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Our Business, page 14

6.	Comment: We note your disclosure that you "work with local co-ops and farmers that grow this high- quality coffee." Please expand your disclosure here to discuss any reliance on one or a few major suppliers of your coffee beans.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Exhibits

7.	Comment: If applicable, please have counsel revise Exhibit 12 to cover the shares that will be paid as commission by the company to StartEngine Primary.

Response: Our counsel has revised Exhibit 12 to include the shares that be paid as a commission to StartEngine Primary.

General

8.	Comment: We note your disclosure in your table on page 8 that you have 14,352,000 shares of common stock owned by your founders. We also note that your table on page 18 states that your directors and officers as a group own 12,916,800 shares of your common stock. Please revise your table on page 8 to define "Common Stock (Founders)" and, if necessary, revise the beneficial ownership table on page 18.

Response: We have revised our disclosure in accordance with the Staff’s comments.

The changes reflected in this Amendment have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks